UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: April 8, 2014

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VIMPELCOM’S SUBSIDIARY WIND ACQUISITION FINANCE

PRICES EUR 3.8 BILLION SENIOR NOTES

FOR REFINANCING EUR 4.0 BILLION OF DEBT

Amsterdam (April 8, 2014) - “VimpelCom Ltd.” (VimpelCom”, Company” or Group”) (NASDAQ: VIP) announced today planned improvements in the capital structure of its indirectly owned subsidiaries WIND Telecomunicazioni S.p.A. (“WIND”) and Wind Acquisition Finance S.A. (“WAF”).

WAF priced a total of EUR 3,779 million (equivalent) Senior Notes due 2021 in a combination of EUR 1,750 million 7.00% EURO- denominated Senior Notes and of EUR 2,029 million (equivalent) 7.375% USD-denominated Senior Notes.

As announced on March 19, WAF intends to apply a portion of the net proceeds of this offering to refinance its junior secured 11.75% notes maturing in 2017 of EUR 2.7 billion. The remaining proceeds, along with a EUR 500 million indirect cash injection from VimpelCom, will allow Wind Acquisition Holdings Finance S.A. to redeem its 12.25% notes maturing in 2017 of EUR 1.3 billion. The EUR 500 million cash injection is conditioned upon the completion of the offering.

The aim of the refinancing plan is to provide WAF and WIND with a sustainable, manageable capital structure with an extended maturity profile and significant interest cost savings resulting in stronger cash flows, which will facilitate a deleveraging trajectory of WAF and WIND.

Disclaimer

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any state or jurisdiction. Securities may not be offered or sold in the United States unless registered under the Securities Act of 1933, as amended (the “Securities Act”) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to the offering by WAF of EUR 3,750 million (equivalent) Senior Notes due in 2021 and the proposed uses of those and other funds, including a proposed EUR 500 million cash injection from a VimpelCom subsidiary, to refinance WAF’s junior secured notes and redeem WAHF debt, as well as the potential benefits of such actions, including the facilitation of deleveraging of WAF and WIND. The forward-looking statements included in this press release are based on management’s best assessments of the current situation. The actual outcome may differ materially from these statements. There can be no assurance that the offering will be completed, or that the EUR 500 million cash injection, a condition to the completion of the transactions contemplated by the offering, will be made as contemplated, and that these financings will lead to deleveraging of WAF and WIND. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Form 20-F and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2013 VimpelCom had 220 million mobile subscribers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations	Media and Public Relations

VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Bobby Leach/Artem Minaev
ir@vimpelcom.com	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)

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